Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the six months ended February 29, 2016

This Management’s Discussion and Analysis is prepared as of April 12, 2016

A copy of this report will be provided to any shareholder who requests it.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 29, 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS

This management’s discussion and analysis (“MD&A”) of Platinum Group Metals Ltd. (“Platinum Group”, the “Company” or “PTM”) is dated as of April 12, 2016 and focuses on the Company’s financial condition and results of operations for the period ended February 29, 2016. This MD&A should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for the period ended February 29, 2016 together with the notes thereto (the “Financial Statements”).

The Company prepares its financial statements in accordance with International Financial Reporting Standards (“IFRS”) and in accordance with International Accounting Standard 34 – Interim Financial Reporting. All dollar figures included therein and in the following MD&A are quoted in United States Dollars (“USD”) unless otherwise noted. All references to “U.S. Dollars” or to “US$” are to United States Dollars. All references to “R” or to “Rand” are to South African Rand. This is the first six month period the Company has used United States Dollars as a presentation currency and details on the transition may be found in the Company’s unaudited condensed consolidated interim financial statements for the period ended February 29, 2016.

PRELIMINARY NOTES

NOTE REGARDING FORWARD-LOOKING STATEMENTS:

This MD&A and the documents incorporated by reference herein contain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “Forward-Looking Statements”). All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will, may, could or might occur in the future are Forward-Looking Statements. The words “expect”, “anticipate”, “estimate”, “may”, “could”, “might”, “will”, “would”, “should”, “intend”, “believe”, “target”, “budget”, “plan”, “strategy”, “goals”, “objectives”, “projection” or the negative of any of these words and similar expressions are intended to identify Forward-Looking Statements, although these words may not be present in all Forward-Looking Statements. Forward-Looking Statements included or incorporated by reference in this MD&A include, without limitation, statements with respect to:

•	capital-raising activities and the adequacy of capital;
•	revenue, cash flow and cost estimates and assumptions;
•	production estimates and assumptions, including production rate, grade per tonne and smelter recovery;
•	project economics;
•	future metal prices and exchange rates;
•	mineral reserve and mineral resource estimates;
•	production timing; and
•	potential changes in the ownership structures of the Company’s projects.

Forward-Looking Statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-Looking Statements in respect of capital costs, operating costs, production rate, grade per tonne and concentrator and smelter recovery are based upon the estimates in the technical reports referred to in this MD&A and in the documents incorporated by reference herein and ongoing cost estimation work, and the Forward-Looking Statements in respect of metal prices and exchange rates are based upon the three year trailing average prices and the assumptions contained in such technical reports and ongoing estimates.

Forward-Looking Statements are subject to a number of risks and uncertainties that may cause the actual events or results to differ materially from those discussed in the Forward-Looking Statements, and even if events or results discussed in the Forward-Looking Statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things:

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 29, 2016

•

uncertainty of production, development plans and cost estimates for the Maseve platinum and palladium mine (“Maseve Mine”), also known as Project 1 (“Project 1”) of what was formerly the Western Bushveld Joint Venture (the “WBJV”);

•	failure of the Company or its joint venture partners to fund their pro-rata share of funding obligations;
•	additional financing requirements;
•	the Company’s history of losses and ability to continue as a going concern;
•	the Company’s negative cash flow;
•	no known mineral reserves on most of the Company’s properties and delays in, or inability to achieve, planned commercial production;
•	completion of a prefeasibility study for the Waterberg JV Project (defined below) is subject to resource upgrade and economic analysis requirements;
•

discrepancies between actual and estimated mineral reserves and mineral resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production;

•	fluctuations in the relative values of the Rand as compared to the U.S. Dollar and the Canadian Dollar;
•	volatility in metals prices;
•

the inability of the Company to generate sufficient cash flow to make payment on its indebtedness under the Sprott Senior Secured Loan Facility (the “Sprott Facility”) and the Liberty Loan Facility (the “LMM Loan”) (as defined herein);

•

the Sprott Facility and the LMM Loan are secured with the first and second lien positions respectively which potentially could result in the loss of the Company’s interest in the Maseve Mine and Project 3 (“Project 3”), both of the former WBJV, and in the Waterberg Project (as defined herein) in the event of a default under either Facility;

•	delays in the production build-up of the Maseve Mine which could result in a default under the LMM Loan or Sprott Facility;
•	the ability of the Company to retain its key management employees and skilled and experienced personnel;
•	any disputes or disagreements with the Company’s joint venture partners;
•	the failure to maintain or increase equity participation by historically disadvantaged South Africans in the Company’s prospecting and mining operations;
•	certain potential adverse Canadian tax consequences for foreign-controlled Canadian companies that acquire common shares of the Company;
•	litigation or other legal proceedings brought against the Company;
•	property and mineral title risks including defective title to mineral claims or property;
•

changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, South Africa or other countries in which the Company does or may carry out business in the future;

•	equipment shortages and the ability of the Company to acquire the necessary access rights and infrastructure for its mineral properties;
•	environmental regulations and the ability to obtain and maintain necessary permits, including environmental authorizations;
•

possible inability of the Company to find an additional and suitable BEE joint venture partner, if required, for the Maseve Mine within such time frame as may be determined by the South African Department of Mineral Resources (“DMR”);

•	risks of doing business in South Africa, including but not limited to, labour, economic and political instability and potential changes to legislation; and
•	the other risks disclosed under the heading “Risk Factors” in the Company’s 2015 Annual Information Form dated November 24, 2015 (the “AIF”).

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 29, 2016

These factors should be considered carefully, and investors should not place undue reliance on the Company’s Forward-Looking Statements. In addition, although the Company has attempted to identify important factors that could cause actual actions or results to differ materially from those described in Forward-Looking Statements, there may be other factors that cause actions or results not to be as anticipated, estimated or intended.

The mineral resource and mineral reserve figures referred to in this MD&A and the documents incorporated herein by reference are estimates and no assurances can be given that the indicated levels of platinum (“Pt”), palladium (“Pd”), rhodium (“Rh”) and gold (“Au”) (collectively referred to as “4E”) will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. By their nature, mineral resource and mineral reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Any inaccuracy or future reduction in such estimates could have a material adverse impact on the Company.

Any Forward-Looking Statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any Forward-Looking Statement, whether as a result of new information, future events or results or otherwise.

NOTE TO U.S. INVESTORS REGARDING RESOURCE ESTIMATES:

Estimates of mineralization and other technical information included or incorporated by reference herein have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7 of the U.S. Securities and Exchange Commission (the “SEC”). Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. As a result, the reserves reported by the Company in accordance with NI 43-101 may not qualify as “reserves” under SEC standards. In addition, the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility studies, except in rare cases. Additionally, disclosure of “contained ounces” in a resource is permitted disclosure under Canadian securities laws; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measurements. Accordingly, information contained in this MD&A and the documents incorporated by reference herein containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

TECHNICAL AND SCIENTIFIC INFORMATION:

The technical and scientific information contained in this MD&A has been reviewed and approved by R. Michael Jones, P.Eng, President and Chief Executive Officer and a director of the Company. Mr. Jones is a non-independent “qualified person” as defined in NI 43-101 (a “Qualified Person”).

1.	DESCRIPTION OF BUSINESS

Platinum Group Metals Ltd. is a British Columbia, Canada, company formed by amalgamation on February 18, 2002 pursuant to an order of the Supreme Court of British Columbia approving an amalgamation between Platinum Group Metals Ltd. and New Millennium Metals Corporation. The Company is a platinum-focused exploration and development company conducting work primarily on mineral properties it has staked or acquired by way of option agreements or applications in the Republic of South Africa.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 29, 2016

The Company’s business is currently focused on production ramp up at the Maseve Mine, also known as Project 1, and the exploration and initial engineering on the Waterberg platinum deposit, comprised of the 255 km2 Waterberg Joint Venture Project (the “Waterberg JV Project”) and the adjoining 864 km2 Waterberg Extension Project (the “Waterberg Extension Project” and, together with the Waterberg JV Project, the “Waterberg Project”).

The Maseve Mine milling facility is fully constructed and was commissioned in February and March of 2016. The Maseve Mine is now in the initial ramp up phase of production. First concentrate was produced in February 2016 with commercial production expected late in calendar 2016. Initial monthly revenue from concentrate sales before commercial production will be treated as a reduction in project capital cost.

2.	PROPERTIES

Under IFRS, the Company defers all acquisition, exploration and development costs related to mineral properties. The recoverability of these amounts is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the development of the property, and any future profitable production, or alternatively upon the Company’s ability to dispose of its interests on an advantageous basis.

The Company evaluates the carrying value of its property interests on a regular basis. A formal impairment analysis was performed as of August 31, 2015 due to lower USD prices for platinum and palladium and the reduced market capitalization of the Company. Lower USD prices for platinum and palladium have been mitigated by a concurrent weakening of the Rand against the USD. No impairment to any of the Company’s core South African properties was deemed necessary at August 31, 2015, November 30, 2015 or February 29, 2016. Any properties management deems to be impaired are written down to their estimated net recoverable amount or written off. For more information on mineral properties, see below and Notes 4 and 5 of the Company’s February 29, 2016 condensed consolidated financial statements.

SOUTH AFRICAN PROPERTIES

The Company conducts its South African exploration and development work through its wholly-owned direct subsidiary Platinum Group Metals RSA (Pty.) Ltd. (“PTM RSA”). Development of the Maseve Mine is conducted through Maseve Investments 11 (Pty) Ltd. (“Maseve”), a company which at February 29, 2016 was held 82.9% by PTM RSA and 17.1% by Africa Wide Mineral Prospecting and Exploration (Pty) Limited (“Africa Wide”), which is in turn owned 100% by Johannesburg Stock Exchange listed Wesizwe Platinum Limited (“Wesizwe”). See “Maseve Mine and Project 3 – Africa Wide Dilution” below for details regarding the dilution of Africa Wide’s shareholding in Maseve.

The Company is the operator of the Waterberg Project, with JOGMEC and Mnombo Wethu Consultants (Pty) Ltd. (“Mnombo”) being joint venture partners for the project. During the prior year the parties amended the existing agreements between them and agreed to consolidate the Waterberg JV and Waterberg Extension properties into one unitized project area. See further details below.

Maseve Mine

General

The Maseve Mine, also known as Project 1, is operated by the Company on an “owner managed-contractor” basis. The Company has hired a South African based specialist owner’s team to manage the mine. The owner’s team includes full time personnel consisting of a General Manager, Mine Manager, Financial Manager, Head of Engineering, Senior Plant Operational Manager and Personnel, Head of Human Resources and a Safety and Environment Manager. The operating team is overseen in South Africa by the company's Chief Operating Officer Mr. Peter Busse, a mine builder and mine manager with over 40 years of experience.

The Company’s management team has taken over many of the duties and responsibilities previously assigned to contractors. With the addition of the Company’s new management personnel, and through a focus on safety over the last three years, the Maseve Mine has shown steady improvement and achieved a very good safety record. The Maseve Mine management teams have frequent interaction and dialogue with the inspectorate branch of the DMR and follows their guidance carefully.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 29, 2016

The Company’s current complement of managers, staff and consultants in Canada consists of approximately 9 individuals and the Company’s complement of managers and staff in South Africa consists of approximately 116 individuals, inclusive of approximately 17 individuals active at the Waterberg properties.

As at February 29, 2016 the total labour force at the Maseve Mine totalled 2,456 people. The Company had 121 permanent and temporary employees and directly managed 622 contractor employees assigned to engineering (304 employees), security (127 employees) and support services (191 employees).

Underground mining contractor JIC Mining Services (“JIC”) had approximately 1,142 people, including mining subcontractors, assigned to working on both the north and south mine areas at the Maseve Mine. In December 2012, DRA Mineral Projects (Pty) Ltd. (“DRA”) was formally engaged as the EPCM contractor for commencement of surface infrastructure, including mill and flotation circuit construction. At February 29, 2016 DRA was managing approximately 472 people working onsite at the Maseve Mine assigned to civil works, construction of surface and underground infrastructure, tailings facility construction, piping and electrical installations as well as commissioning activities at the concentrator plant.

During December 2015 Tailing Technology (Pty) Limited (“TTL”) was engaged to provide concentrator management, operating and maintenance services for the Maseve mill. TTL personnel were inducted to site and completed training and the establishment of operating procedures and protocols in December 2015 and January 2016. During February 2016 TTL commissioned the Maseve mill with assistance of the DRA commissioning team. At February 29, 2016 TTL had approximately 99 persons on site.

Approximately 19% of the onsite labour force is currently sourced from local communities.

Maseve – Operations Update

Maseve Phase 1 underground development at the north mine declines (the “North Declines”) and surface preparation for mill and concentrator construction commenced in late 2010 and finished in late 2012. Phase 1 site construction and underground development transitioned into Phase 2 in late 2012 and early 2013, consisting of an additional twin decline access and development into the south mine portion of the deposit (the “South Declines”), milling and concentrating facilities, a tailings storage facility (“TSF”) and continued underground development at the north mine.

Ground work for the TSF commenced in late 2013 on surface rights owned by Maseve. Work was postponed in mid-2014 due to concerns regarding the legal responsibility for safety raised by Royal Bafokeng Platinum Ltd. (“RBPlat”), who own the prospecting rights below the TSF site. In June, 2015 the DMR approved a Section 79 application under the Mine Health and Safety Act, 29 of 1996, whereby legal responsibility was clearly demarcated over the TSF area. Construction has since proceeded in a sequential fashion and sufficient TSF capacity is now complete to allow for production.

As of November 30, 2015 Phase 2 construction at the Maseve Mine was complete in terms of surface plant and equipment and the cost budget estimate scope of work, which was within revised guidance. Cold commissioning was carried out in December 2015 and January 2016. Hot commissioning and first production occurred in February 2016.

During hot commissioning in February 2016 the Maseve mill operated for 20 days. Shut-downs during the month occurred both for planned testing and mechanical adjustments as well as for minor repairs and replacements caused by failed pumps, bearings, valves, etc. No major mechanical or design failures have been experienced. Recoveries on low grade commissioning material was encouraging. A total of 66,231 tonnes were milled in February at a grade of 0.74 g/t. Recovery from this low grade material was 66.8% with an exceptional tails grade of only 0.25 g/t. A total of 1,049 4E ozs in concentrate were produced. The commissioning feed to the plant was low grade development material sourced from the low grade development stockpile.

The plant was shut down for the first week of March 2016 for final tests, adjustments and assessments, after which the milling of low grade stock pile material recommenced. Tonnes from underground development and tonnes from mining are planned to make up an increasing percentage of mill feed beginning in April and May, 2016.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 29, 2016

Maseve – Underground Development

From the north box cut underground mining has now developed the North Declines on a southwest heading for 1,423 meters of primary advance to where they reach the first infrastructure level at a vertical depth of 220 meters from surface. At the first infrastructure level passageways and storage bins for conveyor transfers from various mining blocks at depth are under construction. Construction of a conveyor and chairlift to surface from the first infrastructure level is substantially complete and this equipment was inspected and commissioned for use in March 2016.

From the first infrastructure level the North Declines split into two pairs of twin break-away declines, one of which is developing southeast toward planned mining blocks 9 and 12, and the other is developing east towards planned mining blocks 10 and 11. Block 11 is the most important block in the early mining profile due to its size, high grade/thickness and stable geometry, which allows for the application of low cost mining methods. From the break-away the declines to blocks 9 and 12 are developed for a further 1,114 meters of primary advance to a vertical depth of 335 meters (at March 16, 2016). From the break-away the declines to blocks 10 and 11 are now developed for a further 1,835 meters of primary system advance to a vertical depth of 477 meters (at March 16, 2016) and have reached the their initial targeted mining area.

In addition to the primary decline development described above, at March 16, 2016 approximately the following development has been completed and surveyed in the north mine area:

i)	2,500 meters of lateral access development, including access from primary declines to mining blocks, ventilation passages, return airways, ramps, waste raises and haulages.

ii)	2,459 metres of progressive reef development consisting of raise and diagonal development into mining blocks, reef drives, reef cubby’s and reef muck bays.

iii)	523 square metres board and pillar stoping.

iv)	1,824 meters of progressive infrastructure development for cross cuts, station drives, substations, refuge bays, workshops and water management facilities.

Two ventilation raise bore shafts have been completed and commissioned at the north mine. The pilot and communication holes for an additional ventilation shaft were completed in February, 2016 and raise boring of this shaft is now underway. Preparation work for a fourth ventilation shaft is in progress. These new ventilation raise bores are late in being completed and they are essential to blasting and mining cycles at the north mine and are important factors affecting underground development rates.

From the south box cut underground mining has advanced the South Declines for 1,698 meters of primary system advance to a vertical depth of 257 meters (at March 16, 2016). Development of the South Declines has now accessed Block 16.

In addition to the primary decline development described above, at March 16, 2016 the following development has approximately been completed and surveyed in the south mine area:

i)	546 meters of lateral access development, including access from primary declines to mining blocks, ventilation passages, return airways and ramps.

ii)	292 metres of progressive reef development consisting of diagonal development into mining blocks, reef drives, reef cubby’s and reef muck bays.

iii)	36 meters of progressive infrastructure development for cross cuts, station drives, substations, refuge bays, workshops and water management facilities.

At the time of writing this MD&A development at Project 1 has established 19 ends where the Merensky Reef (“MR”) is exposed and of these 16 are currently working ends. Recent efforts have been focused on primary access development and raise lines. Stoping efforts are increasing as development and set up development on MR ends is completed. Stock piling of low grade MR development material has been ongoing as primary lateral drives have been developed along the strike of the MR. Recent measurements estimate approximately 131,092 tonnes of mostly low grade MR development material on surface (at March 16, 2016). Stoping rates are planned to increase as targeted production blocks are reached.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 29, 2016

As development opens areas of MR, evaluation of initial mining blocks is being completed by Company geologists. Shallow MR mine blocks are exhibiting rolling features where the critical zone of the Bushveld Igneous Complex is in close proximity to the Transvaal Sediment floor rocks. This condition, referred to as an abutment facies of the MR, is common to the shallow portions of the adjacent operating mine. Mine geologists note that this condition is improving as declines are advanced deeper into areas of the deposit which are less ductile and more stable.

Initial stoping of planned mining blocks has been behind schedule. The focus underground to date has been placed on primary access development into planned mining blocks which are scheduled to provide the ore needed to achieve planned production ramp up in 2016 and 2017. The focus is now shifting to mining planned production tonnages. Company management and supervisory personnel are working with mining crews to improve cycle times, utilization of drill Jumbos, tramming and the movement of personnel to and from underground working areas. Crews are also being re-trained to take advantage of the newly commissioned underground conveyor and chairlift at the north mine. Third party independent mining specialists have been assigned to site in March 2016 and their observations and assessments are being used to modify underground development methodologies and routines to improve efficiency and output. Stoping volumes are expected to increase in the months ahead as mining areas are accessed, established and opened up and the successful execution of this stoping will be critical to meeting planned production and ramp up. Flexibility of mining using trackless equipment in certain blocks is part of the overall mine design.

The rate of underground development at Project 1 continues to be an important factor with respect to mine ramp up and production rates. Delays in underground development, stoping rates and planned tonnages have resulted in production delays which will have a negative impact on working capital requirements until sufficient mined material is produced to allow mine operations to generate positive cash flow.

Maseve Mine - Financial Overview

During the six months ended February 29, 2016 the Company incurred $57.7 million (February 28, 2015 - $74.0 million) in development, construction, equipment and other costs for the Maseve Mine. In the prior year ended August 31, 2015 total Maseve Mine development, construction, equipment and other expenditures amounted to $134 million. At February 29, 2016, the Company carried total deferred acquisition, development, construction, equipment and other costs related to the Maseve Mine of $393 million and another $2.0 million related to Project 3. Of the total deferred costs for the Maseve Mine at February 29, 2016 an amount of Rand 5.4 billion (approximately $502 million at average exchange rates for the development period) relates to Maseve Mine development, construction, equipment and other costs. Subsequent to the commissioning of the Maseve mill in February 2016, all revenue generated from the sale of concentrate will be treated as a reduction in capital costs until such time as commercial production at Maseve is declared. Africa Wide’s non-controlling interest in Maseve as at February 29, 2016 was recorded at $48 million.

On July 15, 2015 the Company published an updated independent resource estimate for the Maseve Mine and an updated independent reserve estimate based on underground sampling and observations as well as recent infill drilling from surface. As a result the new NI 43-101 technical report in support of the July 15, 2015 disclosure, which was filed on SEDAR on August 28, 2015, is now the current technical report with regard to the Maseve Mine.

The escalation of costs, wage increases, metal price volatility, production ramp-up timing, grade variations and Rand volatility are all material risk factors for the commercial viability of the Maseve Mine. To date cost escalation in Rand terms has been substantially offset by a weaker Rand, but there is no guarantee that this outcome will continue. Lower metal prices, delays in production ramp up or a stronger South African Rand could all result in requirements for further financing being required.

The updated resources and reserves announced on July 15, 2015 may have a material effect on working capital requirements. However, the approximate 17% decrease in MR reserve grade from earlier estimates may be offset in whole or in part by lower costs resulting from less development work off reef in the footwall compared to the approach in earlier reserve estimates. The updated resource cut at 1.0 meters, versus 0.8 meters previously, and a more mechanized approach to mining in the current mining method, are significant changes from past estimates. Ongoing development work on blocks 16, 12, 11, 10 and 9 according to the Company’s mine plan are critical to underground mining plans and the ramp up profile of production. Delays in production ramp up would have a material impact on working capital. The reserves were assessed with spot and three year trailing average prices as recommended in SEC guidelines.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 29, 2016

The updated reserve statement incorporates new mining methods that vary from conventional (footwall development and hand stope drilling) to hybrid development driven in ore for rapid access and ledge cuts off the development for selective fully mechanized mining (bord and pillar). Increased detailed knowledge of the ore based on recent work was used to select the mining method that would provide ramp up tonnes and cut development costs and time on a block by block basis. Priority is given to MR over lower grade UG2 and development to access to deeper levels of more stable versus shallow rolling reef is emphasized, as previously reported. The use of mechanized equipment to open the orebody is a key element of the revised mine plan and the development experience on site was incorporated into the design.

In February 2015 the Department of Water Affairs (the “DWA”) determined that it will require the Company’s TSF to comply with certain norms and standards within the National Environmental Management: Waste Act No. 59 of 2008 (“Waste Act”) regulating the storage, treatment and disposal of waste, among other things, including waste generated by the mining sector. The DWA has required that the TSF construction include a vinyl liner in addition to a standard compact clay liner. The Company estimates that the acquisition and installation of this additional liner will add approximately Rand 190 million to the cost of the TSF. The Company is building the TSF in a sequential fashion, thereby pushing approximately Rand 90 million of this additional cost beyond into a time period when the Maseve Mine is expected to generate free cash flow.

On September 5, 2012, Maseve received notice from Rustenburg Platinum Mines Ltd. (“RPM”), a wholly owned subsidiary of Anglo American Platinum Limited (“Amplats”), regarding RPM’s exercise of its 60-day right of first refusal to enter into an agreement with Maseve on terms equivalent to indicative terms agreed to by Maseve with another commercial off-taker for the sale of concentrate produced from the Maseve Mine and Project 3. Formal legal off-take agreements were executed in April 2013 based on the third party indicative terms. The Company made its first delivery of concentrate in February 2016.

Since 2012 operating costs have continued to escalate in Rand terms. The escalation of costs, metal price volatility, completion of surface infrastructure, advancement of underground mining, production ramp-up timing, grade variations and Rand volatility are all material risk factors for the Maseve Mine which could result in the Company breaching one or more covenants with regard to the Sprott Facility, or LMM Loan. See item F) “Liquidity and Capital Resources” below.

Maseve Mine - Social Development and Responsibilities

Feedback from the public consultation processes for the environmental assessment and Social and Labour Plan development has been constructive and positive. The mine capital development plan includes a significant investment in training through the life of mine, allocated to a social and labour plan to ensure maximum value from the project for all stakeholders, including local residents. Based on interaction with the community, the completion of a skill and needs assessment, and the Company’s training plans, the project is planning for 2,700 jobs with a target of 30% from the local communities. To assist the Company in achieving these goals, the Company has contracted the services of an experienced and professional HR company, Masimong Resource Solutions (Pty) Ltd., formerly known as Requisite Business Solutions (Pty) Ltd.

Additionally, the Maseve Mine’s financial estimates include an accumulated charge per tonne to create a fund for eventual closure of the mine.

Maseve Mine (Project 1) and Project 3 - Africa Wide Dilution

On October 18, 2013, Africa Wide informed the Company that it would not be funding its approximate $21.8 million share of a unanimously approved project budget and cash call for the Maseve Mine. On March 3, 2014, Africa Wide informed the Company that it would not be funding its $21.52 million share of a second unanimously approved cash call. As a result the Company entered into arbitration proceedings against Africa Wide in accordance with the terms of the Maseve shareholders agreement (the “Maseve Shareholders Agreement”) to determine Africa Wide’s diluted interest in Maseve, and therefore the Maseve Mine and Project 3. On August 20, 2014, an arbitrator ruled in the Company’s favour on all matters and Africa Wide’s shareholding in Maseve was reduced to 21.2766% based on the first missed cash call. As a result of missing the second cash call, Africa Wide’s ownership was further diluted to approximately 17.1% and the Company’s ownership was increased to approximately 82.9% .

All funding provided by PTM RSA to Maseve for development and construction of the Maseve Mine since the second cash call missed by Africa Wide has been, and is planned to be, provided by way of intercompany loans. At February 29, 2016 Maseve owed PTM RSA approximately Rand 2.544 billion ($161 million). All amounts due to PTM RSA are planned to be repaid by Maseve before any distribution of dividends to shareholders.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 29, 2016

Legislation and regulation in South Africa require a 26% equity interest by a Black Economic Empowerment (“BEE”) entity in for the grant of a Mining Right. Because Africa Wide is the Company’s BEE partner for the Maseve Mine, the Company advised the DMR on October 19, 2013 of Africa Wide’s decision to not fund the first cash call and the resulting dilution implications. On October 24, 2013, the DMR provided the Company with a letter stating that it will apply the provisions of the the Mineral and Petroleum Resources Development Act, 28 of 2002 (the “MPRDA”) to any administrative processes or decisions to be conducted or taken within a reasonable time and in accordance with the principles of lawfulness, reasonableness and procedural fairness in giving the Company the opportunity to remedy the effect of Africa Wide’s dilution. Under the terms of the Maseve Shareholders Agreement, if Maseve is instructed by the DMR to increase its BEE ownership, any agreed costs or dilution of interests shall be borne equally by the Company and Africa Wide. The Company may consider Mnombo as a BEE partner for the Maseve Mine.

Maseve Mine - Labour Relations

In recent years the gold and platinum mining industries in South Africa have witnessed significant labour unrest and demands for higher wages by certain labour groups. To date, the Company has seen no adverse labour action on its site at the Maseve Mine. The Company has worked closely with local communities and human resource specialists to create a database of local persons interested in work at the Maseve Mine, including their skill and experience details. The Company has set a target of 30% local employment for the mine, including persons under the employ of contractors. As at February 29, 2016 approximately 19% of the onsite workforce was comprised of local persons from surrounding communities. The primary union at the Maseve Mine representing the workers of JIC, the project’s underground mining contractor, is the National Union of Mineworkers (“NUM”). The Company maintains an active dialogue with JIC, NUM and its own employees. JIC recently agreed to terms with NUM for a labour contract at the Maseve Mine for a two-year period ending September 2017. In the future, should higher salaries and wages occur across the industry, the Company will likely see increased costs for labour.

Maseve Mine (Project 1) and Project 3 - Mineral Resources and Reserves

On July 15, 2015 the Company published an updated independent resource estimate for the Maseve Mine and an updated independent reserve estimate based on underground sampling and observations as well as recent infill drilling from surface. The NI 43-101 report is titled “An Independent Technical Report on the Maseve Project (WBJV Project areas 1 and 1A) located on the Western Limb of the Bushveld Igneous Complex, South Africa” (the “Project 1 Report”) dated August 28, 2015 with an effective date of July 15, 2015 for the estimate of mineral resources and reserves, and was prepared by Charles J Muller (B. Sc. (Hons) Geology) Pri. Sci. Nat., of CJM Consulting (Pty) Ltd.; Gert Roets (B. Eng. Mining), Pr. Eng. (ECSA), of DRA Projects; and Gordon Cunningham, B. Eng. (Chemical), Pr. Eng. (ECSA) of Turnberry Projects (Pty) Ltd.

The updated reserve estimate in the Project 1 Report also considers changes in mining widths, methods and costs. The Project 1 Report is now the current technical report for the Maseve Mine. Total Maseve Mine measured and indicated mineral resources are 3.9 million ounces 4E on the MR (21.82 M tonnes grading 5.51 g/t 4E) and 2.8 million ounces on the UG2 Reef (22.68 M tonnes grading 3.8 g/t 4E). These mineral resources have been calculated based on a resource cut of 146cm (versus 109cm in earlier estimates) and they incorporate recent detailed drilling and underground work to date. The prill splits are as previously announced at 64% Pt, 27% Pd, 4% Rh, 5% Au on the MR and 63% Pt, 26% Pd, 10% Rh, 1% Au on the UG2 Reef. The Company believes the thicker resource cut has better potential for the use of mechanized mining.

Mineral reserves are a sub-set of measured and indicated mineral resources and take into account mining factors and are not in addition to the mineral resources. The total Maseve Mine MR and UG2 Reserves are 4.1 million ounces as detailed above (500,000 ounces 4E less than at the 2009 updated feasibility study) and in the current mine plan are sufficient for an updated annual production target of 250,000 ounces 4E at steady state (modified from the 2009 updated feasibility of 275,000 ounces 4E per year at steady state) and an overall mine life of approximately 20 years.

Mineral reserves and mineral resources reported for the Maseve Mine are from combined MR and UG2 reef tonnes. Information regarding grades, prill splits, sampling, reserve and resource calculations and risk factors may be found in the Project 1 Report, which was filed on August 28, 2015 on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 29, 2016

An NI 43-101 technical report dated August 31, 2010 entitled “Technical Report on Project 3 Resource Cut Estimation of the Western Bushveld Joint Venture (WBJV) Located on the Western Limb of the Bushveld Igneous Complex, South Africa” (the “Project 3 Report”) remains the current technical report with respect to Project 3. Project 3 hosts an estimated 1.939 million indicated 4E ounces (11.104 million tonnes @ 5.43 g/t) and 0.076 million inferred 4E ounces (0.443 million tonnes @ 1.47 g/t).

Maseve Mine (Project 1) and Project 3 - History of Acquisition

On October 26, 2004, the Company entered into a joint venture agreement (the “WBJV Agreement”) forming the WBJV among the Company (37% interest held through PTM RSA), Amplats (37% interest held through its subsidiary, RPM), and Africa Wide (26% interest held directly) in relation to a platinum exploration and development project on combined mineral rights covering approximately 67 km2 on the Western Bushveld Complex of South Africa. The WBJV was divided into three distinct project areas, namely Projects 1, 2 and 3. In April 2007, Amplats contributed an additional 5 km2 area of prospecting rights into the WBJV. This additional area was adjacent to the east of Projects 1 and 3 and became a part of Project 2 once contributed into the WBJV. Africa Wide was subsequently acquired by Wesizwe, a Johannesburg Stock Exchange-listed company, in September 2007. PTM RSA was the operator of the joint venture.

On December 8, 2008, the Company entered into certain agreements to consolidate and rationalize the ownership of the WBJV (the ‘‘Consolidation Transaction’’). On April 22, 2010, the Consolidation Transaction was completed and the WBJV dissolved. As a result Projects 1 and 3 were transferred into Maseve and Project 2 was transferred into Africa Wide. On April 22, 2010, the Company also paid the equalization amount due under the WBJV Agreement to Amplats of Rand 186.28 million (approximately $24.83 million at the time).

Following the Consolidation Transaction, the Company held a 54.75% interest in Maseve and Wesizwe held a 45.25% initial interest in Maseve. Under the terms of the Consolidation Transaction, the Company subscribed for a further 19.25% interest in Maseve, from treasury, in exchange for Rand 408.81 million (approximately $59 million at the time), thereby increasing its effective shareholding in Maseve to 74%. The subscription funds were placed in escrow for application towards Africa Wide’s 26% share of expenditures for Projects 1 and 3. By mid-November 2013, the escrowed Maseve funds were fully depleted.

Waterberg Project

Waterberg Project – Activities in the period ended February 29, 2015

During the six month period ended February 29, 2016 approximately $2.1 million was spent conducting drilling with twelve drill rigs at the Waterberg Project, as well as approximately $1.1 million during the period for pre-feasibility engineering, resource modelling, metallurgy, infrastructure design, etc. Since the drilling completed for the July 20, 2015 resource estimate, a further 44,790 meters in 63 exploration boreholes and 86 deflections have been completed on the Waterberg Project. As at February 29, 2016 a total of approximately 293,538 meters have been drilled on the Waterberg Project in 294 diamond drill boreholes with 459 deflections.

At period end $17.8 million in net costs are capitalized to the project. The apparent drop from the USD capitalized balance at August year end is due entirely to the devaluation of the Rand and the translation of Rand denominated balances at period end. The budget for work at Waterberg is fully funded by joint venture partner the Japan Oil, Gas and Metals National Corporation ("JOGMEC"). To March 31, 2015, the Company funded the Company and Mnombo’s combined 63% share of the work on the Waterberg JV Project with the remaining 37% funded by JOGMEC. To March 31, 2015, the Company funded the Company and Mnombo’s combined 100% share of the work on the Waterberg Extension Project. Exploration work on the Waterberg Extension Project began in a material way in late 2013. Since March 31, 2015 all project funding has been covered by JOGMEC in accordance with the 2nd Amendment to the JOGMEC Agreement (both as defined below).

During January and February 2016 new drilling was targeted to expand recently identified shallow areas of F Zone mineralization of greater than 10 meters in thickness. These thick, shallow F Zone areas have larger scale mechanized potential at less than 200 meters from surface. The objective was to delineate indicated category resources accessible early in the project from decline ramps. Additional drilling also focused on expanding upon a T Zone intercept grading 5.84 g/t (1.80 g/t Pt, 2.86 g/t Pd, 1.18 g/t Au) over 19 meters (15 meters true width) at a depth of 812 meters to 831 meters.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 29, 2016

Over 90% of the planned infill drilling on the Waterberg deposit to March 17, 2016 successfully intersected the “T” and “F” targeted layers. The deposit has been extended both up-dip and at depth. New features from the recent drilling include multiple high grade “Super T zone” intercepts including 13.91 g/t platinum, palladium and gold (“3E”) over 11.87 meters; and multiple “Super F zone” intercepts creating targets for shallow resources. See news release dated March 17, 2016 for further details.

The above confirmation drilling has delineated large scale F zone blocks at grades higher than the deposit average which can be separately modelled and prioritized for mining in an ongoing pre-feasibility study. New high grade T zone blocks are also emerging at depth. Additional drilling to offset these new high grade T zone intercepts has been approved by the Waterberg Joint Venture and is now underway.

The expanded drill program is to be completed shortly after March 31, 2016. An updated resource calculation, utilizing recent drilling, is to be published in early April 2016 and will be incorporated into a pre-feasibility study already in process for the project.

Pre-feasibility engineering on the Waterberg Project is continuing. Engagement with utilities for the delivery of bulk services is in process. Engineering work on the Waterberg Project includes resource modelling, metallurgical work, optimization of the metallurgical flow sheet using South African and Japanese expertise, bulk services design and mechanized mine planning. Based on a reinterpretation of airborne gravity surveys and taking the latest drill hole results into consideration, additional drilling northward along strike is planned for the future.

Waterberg Projects – Activities in the year ended August 31, 2015

During the year ended August 31, 2015 the Company incurred approximately $9.2 million in exploration and engineering costs on the Waterberg Projects, of which $5.9 million was funded by JOGMEC for a net cost to the Company of $3.3 million. At August 31, 2015, the Company carried total deferred acquisition and exploration and other costs related to the Waterberg Projects of $22.3 million.

Subsequent to the boreholes drilled up until April 2014 for the June 12, 2014 mineral resource estimate, an additional 85,364 meters in 80 exploration boreholes and 151 deflections were drilled on the Waterberg JV Project and the Waterberg Extension Project for inclusion in the updated resource estimate dated effective July 20, 2015. The primary objective of this drilling was to convert resource ounces from the inferred to the indicated confidence category.

On July 22, 2015 the Company reported an updated independent platinum, palladium and gold (collectively referred to as “3E”) resource estimate for the Waterberg Projects effective as of July 20, 2015.

Drilling conducted in calendar 2015 primarily targeted near surface areas of thicker “Super F” mineralization with the objective of delineating new resources while also upgrading both T Zone and F Zone resources into the indicated category.

Waterberg Project - Mineral Resources

On July 22, 2015 the Company reported an updated independent 3E mineral resource estimate for the Waterberg Projects effective as of July 20, 2015. The independent Qualified Person responsible for the July 20, 2015 mineral resource estimate is Charles J. Muller (B. Sc. (Hons) Geology) Pri. Sci. Nat., of CJM Consulting (Pty) Ltd. Mr. Muller authored the NI 43-101 technical report entitled “An Independent Technical Report on the Waterberg Project located in the Bushveld Igneous Complex, South Africa” dated effective July 20, 2015 (the “July 20, 2015 Waterberg Report”).

Mineral resources at Waterberg on a 100% project basis increased to an estimated 25.64 million ounces 3E in the inferred category plus 12.61 million ounces 3E in the indicated category, consisting of 246 million tonnes inferred grading 3.25 g/t 3E (0.98 g/t Pt, 2.11 g/t, Pd, 0.16 g/t Au, 2.50 g/t cut-off) and 121 million tonnes indicated grading 3.24 g/t 3E (0.97g/t Pt, 2.11 g/t, Pd, 0.16g/t Au, 2.5 g/t cut-off). The previous resource estimate consisted of 287 million tonnes inferred grading 3.15 g/t 4E, (0.94g/t Pt, 1.92 g/t Pd, 0.04 g/t Rh, 0.25 g/t Au, 2.0 g/t cut-off), (Ken Lomberg Alan Goldschmidt QPs effective June 12, 2014).

The earlier June 12, 2014 Waterberg resource estimate dataset consisted of 151 drill holes, 222 deflections and 163,384 metres of core. The raw database for the July 20, 2015 resource estimate consists of 231 drill holes with 373 deflections totalling 248,748 metres, of which the southern JV area consisted of 182 holes and 303 deflections and the northern Extension area consisted of 49 drill holes with 70 deflections.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 29, 2016

Each borehole was examined for completeness in respect of data (geology, sampling, collar) and sample recovery prior to inclusion in the estimate. An outline of the quality control and assurance for the assays included in the resource estimates can be found in the technical reports or in summary in the news release disclosure.

Readers are directed to review the full text of the July 20, 2015 Waterberg Report, available for review under the Company’s profile on SEDAR at SEDAR at www.sedar.com and on EDGAR at www.sec.gov for additional information.

Waterberg Projects – History of Acquisition

The Waterberg JV Project is comprised of a contiguous granted prospecting right area of approximately 255 km2 located on the Northern Limb of the Bushveld Complex, approximately 70 km north of the town of Mokopane (formerly Potgietersrus). PTM RSA applied for the original 137 km2 prospecting right for the Waterberg JV area and in September 2009 the DMR granted the prospecting right until September 1, 2012. This prospecting right was later increased in size to 153 km2 by way of section 102 application to the DMR. Renewal of this prospecting right for a further three years ending September 29, 2018 was granted by the DMR in September 2015. Two further prospecting rights totaling 102 km2 were granted to PTM RSA on October 2, 2013. These two prospecting rights are valid until October 1, 2018 and may each be renewed for a further period of three years thereafter.

The Waterberg Extension property includes contiguous granted and applied-for prospecting rights with a combined area of approximately 864 km2. Two of the prospecting rights were executed on October 2, 2013 and each is valid for a period of five years, expiring on October 1, 2018. The third prospecting right was executed on October 23, 2013 and is valid for a period of five years, expiring on October 22, 2018. A fourth prospecting right for a period of five years covering 131 km2 was granted on September 30, 2015. The Company has made an application under section 102 of the MPRDA to the DMR to increase the size of one of the granted prospecting rights by approximately 44 km2. The Company has the exclusive right to apply for renewals of the prospecting rights for periods not exceeding three years each and the exclusive right to apply for a mining right over these prospecting right areas. An application for a fifth prospecting right covering approximately 203 km2 was accepted for filing with the DMR on February 7, 2012. This applications, which is not directly on the trend of the primary exploration target, is in process with the DMR. No work has been completed to date on the areas covered by the fifth prospecting right pending formal grant by the DMR.

In October 2009, PTM RSA, JOGMEC and Mnombo entered into a joint venture agreement (the “JOGMEC Agreement”) whereby JOGMEC could earn up to a 37% participating interest in the Waterberg JV Project for an optional work commitment of $3.2 million over four years, while at the same time Mnombo could earn a 26% participating interest in exchange for matching JOGMEC’s expenditures on a 26/74 basis ($1.12 million).

On November 7, 2011, the Company entered into an agreement with Mnombo whereby the Company acquired 49.9% of the issued and outstanding shares of Mnombo in exchange for cash payments totaling R1.2 million and an agreement that the Company would pay for Mnombo's 26% share of costs on the Waterberg Joint Venture until the completion of a feasibility study.

On May 26, 2015, the Company announced a second amendment (the “2nd Amendment”) to the JOGMEC Agreement. Under the terms of the 2nd Amendment the Waterberg JV and Waterberg Extension projects (as described below and collectively the “Waterberg Project”) are to be consolidated and contributed into a newly created operating company named Waterberg JV Resources (Pty) Ltd. (“Waterberg JV Co.”). The Company is to hold 45.65% of Waterberg JV Co. while JOGMEC is to own 28.35% and Mnombo will hold 26%. Through its 49.9% share of Mnombo, the Company will hold an effective 58.62% of Waterberg JV Co., post-closing. Based on the June 2014 Waterberg resource estimate the number of ounces owned by each entity did not change with the revised ownership percentages. Under the 2nd Amendment JOGMEC has committed to fund $20 million in expenditures over a three year period ending March 31, 2018, of which $8 million will be funded by JOGMEC to March 31, 2016 and the first $6 million to be spent in each of the following two 12 month periods will also be funded by JOGMEC. Project expenditures in excess of $6 million in either of years two or three are to be funded by the JV partners’ pro-rata to their interests in Waterberg JV Co. The Company remained the Project operator. Closing of this transaction is subject to MPRDA Section 11 approval by the DMR to transfer title of the prospecting rights. If Section 11 transfer approval is not obtained the parties will default to the pre-amendment JV arrangement, with any advances received from JOGMEC to be used to offset its spending commitments on the Waterberg JV property.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 29, 2016

The Company has carried Mnombo’s 26% share of expenses in the Waterberg project until March 31, 2015, after which time JOGMEC has been funding expenses to date under the terms of the 2nd Amendment.

NON-MATERIAL MINERAL PROPERTY INTERESTS

The non-material mineral property interests of the Company include the War Springs and Tweespalk projects located in South Africa and various Canadian mineral property interests in Ontario, the Northwest Territories and Newfoundland and Labrador. These non-material property interests are not, individually or collectively, material to the Company. All non-material properties have been written off and are also described in the Company’s Financial Statements and Annual Information Form for the year ended August 31, 2015, copies of which may be obtained online on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

3.	DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

A)	Results of Operations

Three Months February 29, 2015

For the quarter ended February 29, 2016, the Company had net loss of $1.8 million (February 28, 2015 – net income of $3.9 million). This difference is predominantly due to a foreign exchange gain of $7.0 million recognized in the prior comparable quarter. Comprehensive loss for the period was $40 million (February 28, 2015 – $23 million) with the difference being due to a larger decrease in the value of the Rand against the USD in the current quarter as compared to the comparative period which effects the translation of the Company’s South African Rand denominated subsidiaries. Finance income earned in the quarter ended February 29, 2016 totaled $0.2 million as compared to $0.9 million in the comparative period in the prior year due to the Company capitalizing interest earned on cash proceeds received from debt holdings.

Six Months February 29, 2015

For the six months ended February 29, 2016 the Company had net loss of $2.5 million (February 28, 2015 – net loss of $1.1 million). In the previous period the $7.6 million gain in foreign exchange is largely offset by termination and finance fees recognized of $1.7 million and a write down of deferred finance fees of $3.6 million. Comprehensive loss for the period was $82 million (February 28, 2015 – $49 million) with the difference being due to a larger decrease in the value of the Rand against the USD in the current quarter as compared to the comparative period which effects the translation of the Company’s South African Rand denominated subsidiaries. Finance income earned in the period ended February 29, 2016 totaled $0.5 million as compared to $1.9 million in the comparative period in the prior year due to the Company capitalizing interest earned on cash proceeds received from debt holdings.

Quarterly Financial Information

The following tables set forth selected quarterly financial data for each of the last eight quarters:

(In thousands of dollars, except for share data)

Quarter ended	Feb. 29,	Nov. 30,	Aug. 31,	May 31,
($000’s, except per share data)	2016	2015	2015	2015
Interest income(1)	$240	$283	$778 $	1,070
Net income (loss)(2)	(1,810)	(712)	(248)	(2,575)
Basic earnings(loss) per share(3)	(0.02)	(0.01)	(0.00)	(0.03)
Total assets(4)	482,264	525,864	498,342	531,606

Quarter ended	Feb. 28,	Nov. 30,	Aug. 31,	May 31,
($000’s, except share data)	2015	2014	2014	2014
Interest income(1)	$856	$1,088	$449	$631
Net income (loss)(2)	3,916	(5,029)	(2,645)	(3,929)
Basic earnings(loss) per share(3)	0.05	(0.09)	(0.05)	(0.07)
Total assets(4)	548,418	476,446	506,055	501,526

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 29, 2016

Explanatory Notes:

(1)

The Company earns income from interest bearing accounts and deposits. Rand balances earn significantly higher rates of interest than can be earned at present in Canadian or U.S. Dollars. Interest income varies relative to cash on hand.

(2)

Net (loss) income by quarter is affected by the timing and recognition of large non-cash items. In the quarter ended February 28, 2015 and 2014 there were share-based compensation expenses and in the previous quarter there were mineral property write-downs. Net (loss) income can also be impacted by the movement of the Rand and the U.S. Dollar relative to the Canadian Dollar as the Company currently and in the past has held significant portions of its cash in each currency. At the end of each reporting period Rand and U.S. Dollar cash balances are translated to Canadian Dollars at period end exchange rates.

(3)

Basic loss per share is calculated using the weighted average number of common shares outstanding. The Company uses the treasury stock method to calculate diluted earnings per share. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. In periods when a loss is incurred, the effect of share issuances under options would be anti-dilutive, resulting in basic and diluted loss per share being the same.

(4)	At February 28, 2015 and 2014, the Company’s assets increased compared to prior periods as a result of equity offerings.

B)	Dividends

The Company has never declared nor paid dividends on its common shares. The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance its business.

C)	Trend Information

The success of the Company’s Maseve Mine and its other properties will be primarily dependent on the future price of platinum, palladium and gold. Metal prices have historically been subject to significant price fluctuation. No assurance may be given that metal prices will remain stable. Significant price fluctuations over short periods of time may be generated by numerous factors beyond the control of the Company, including domestic and international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increases or decreases in production due to improved mining and production methods. PGM metal prices have been trending lower and this has been largely offset with a weakening Rand. If the Rand should strengthen while USD PGM metal prices remain low, this would create significant risk to the Company’s business and its ability to re-pay the Sprott Facility and LMM Loan Facility.

Significant reductions or volatility in metal prices may have an adverse effect on the Company’s business, including the economic attractiveness of the Company’s projects, the Company’s ability to obtain financing and the amount of the Company’s revenue or profit or loss. In addition, a prolonged period of lower platinum, palladium and gold prices could result in the Company breaching one or more covenants with regard to the Sprott Facility and LMM Loan Facility, resulting in default. A period of prolonged lower platinum, palladium and gold prices may cause the Company to alter or delay its planned ramp up of the Maseve Mine in 2016 or 2017. See item F) “Liquidity and Capital Resources” below.

For a detailed description of Risks and Uncertainties refer to the Company’s Annual Information Form for the year ended August 31, 2015.

D)	Related Party Transactions

Transactions with related parties are as follows:

i.	During the six months ended February 29, 2016, $119 ($110 – February 28, 2015) was paid to independent directors for directors’ fees and services.

ii.

During the six months ended February 29, 2016, the Company accrued or received payments of $38 ($43 – February 28, 2015) from West Kirkland Mining Inc. (“West Kirkland”), a company with two directors in common, for administrative services. Amounts receivable at the end of the period include an amount of $15 ($36 February 28,2015) due from West Kirkland.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 29, 2016

iii.

On November 20, 2015, the Company also drew down $40 million from a loan facility (the “LMM Facility”) pursuant to a credit agreement (the “LMM Credit Agreement”) entered into on November 2, 2015 with its largest shareholder, Liberty Metals & Mining Holdings, LLC (“LMM”), a subsidiary of Boston based Liberty Mutual Insurance. Pursuant to the terms of the LMM Credit Agreement, the Company paid a draw down fee of $800 to LMM, being 2% of the amount being drawn down under the LMM Facility, paid in 348,584 common shares of the Company. Further details can be found below in the Liquidity and Capital Resources section.

iv.

During the year ended August 31, 2015, the Company accrued or received payments from Nextraction Energy Corp. (“Nextraction”), a company with three directors in common, for administrative services. Amounts receivable at February 29, 2016 include an amount of $151 ($157 – August 31, 2014) due from Nextraction. Nextraction is currently going through a credit restructuring and non-conflicted directors of the Company will decide on the form of settlement with Nextraction. Nextraction is not incurring further indebtedness to the Company for services at this time.

All amounts receivable and accounts payable owing to or from related parties are non-interest bearing with no specific terms of repayment. These transactions are in the normal course of business and are measured at the estimated fair value, which is the consideration established and agreed to by the parties.

E)	Off-Balance Sheet Arrangements

The Company does not have any special purpose entities nor is it party to any off-balance sheet arrangements.

F)	Liquidity and Capital Resources

On December 9, 2014, the Company announced a bought deal financing for 207.6 million common shares of the Company at a price of $0.53 per share. Including the partial exercise of an over-allotment option by the Agents, a total of 214.8 million shares were issued on closing resulting in gross proceeds of $113.8 million, which have been used primarily to fund construction and development at the Maseve Mine as planned at the time of the offering.

Sprott Facility

On February 16, 2015 the Company announced it had entered into a credit agreement with a syndicate of lenders (The “Lenders”) led by Sprott Resource Lending Partnership for a senior secured loan facility (the “Sprott Facility” as previously defined) of up to $40 million. Interest will be compounded and payable monthly at a nominal interest rate of LIBOR plus 8.50% . The Company has made certain payments to the Lenders, including (a) a bonus payment made concurrently with execution and delivery of the credit agreement in the amount of $1.5 million, being 3.75% of the principal amount of the Sprott Facility, paid by issuance of 283,019 common shares of the Company; (b) a draw down payment to the Lenders equal to 2% of the amount being drawn down under the Sprott Facility, payable in common shares issued at a deemed price equal to the volume weighted average trading price (the "VWAP") of the common shares on the TSX for the ten trading days immediately prior to the draw down request or such other VWAP as required by the TSX; (c) a structuring fee comprised of a cash payment in the amount of $0.10 million, paid concurrently with the execution and delivery of the term sheet for the Sprott Facility; and (d) a standby fee in cash equal to 4% per annum of the un-advanced principal amount of the Sprott Facility payable in monthly instalments until December 31, 2015. The Sprott Facility matures on December 31, 2017 with the repayment of principal due in monthly instalments during calendar 2017. The full Sprott Facility of $40 million was drawn down on November 20, 2015.

Liberty Facility

On November 20, 2015, the Company also drew down $40 million from Liberty loan facility pursuant to the LMM Credit Agreement entered into on November 2, 2015 with its largest shareholder LMM. Pursuant to the terms of the LMM Credit Agreement, the Company paid a draw down fee of $800 to LMM, being 2% of the amount being drawn down under the LMM Facility, paid in 348,584 common shares of the Company.

The nominal interest rate on the LMM Facility is 9.5% over LIBOR. Interest payments on the LMM Facility will be accrued and capitalized until December 31, 2016, and then paid to LMM quarterly thereafter. The first 20% of principal is to be repaid on December 31, 2018 and then in tranches of 10% of the principal at the end of each calendar quarter beginning on March 31, 2019 and for each of the next 7 quarters of the LMM Facility.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 29, 2016

Pursuant to the LMM Credit Agreement the Company entered into a life of mine Production Payment Agreement (“PPA”) with LMM. Under the PPA, the Company agreed to pay to LMM a production payment of 1.5% of net proceeds received on concentrate sales or other minerals from the Maseve Mine (the “Production Payment”). The Company has the right, but not the obligation, to buy back 1% of the 1.5% Production Payment for $17.5 million until January 1, 2019 and then for $20 million until December 31, 2021.

If the Company exercises its right to buy back a portion of the production payment, then the LMM Facility payback will be deferred, with 10% of the principal and capitalized interest to be repaid on each of September 30, 2019 and December 31, 2019, followed by 20% of principal and capitalized interest to be repaid on each of March 31, 2020, June 30, 2020, September 30, 2020 and December 31, 2020.

LMM holds the second lien position. The PPA is secured with the second lien position of the LMM Facility until it is repaid. The PPA will be acknowledged in any subsequent debt arrangement of the Company. The Company has a right to refinance the Sprott Facility or the LMM Facility, subject to certain rights granted to LMM under the PPA.

General Commentary

Under the Sprott Facility and the LMM Facility the Company has agreed to covenants that are customary and usual for facilities and agreements of this nature, including:

-	The maintenance of working capital in excess of $5,000,000;
-	Maintaining a minimum of $5,000,000 in unrestricted cash and cash equivalents, computed on a monthly basis;
-	Compliance in all material respects with all applicable securities legislation and continuous disclosure obligations;
-	Compliance in all material respects with all applicable law, including environmental laws;
-	Diligent pursuit of construction completion of the Maseve Mine and the achievement of production targets; and
-	Agreement to pay the Lenders cash sweep amounts equal to 50% of excess cash flow on a quarterly basis.

Based on delays to underground development experienced at the Maseve Mine the Company is at risk of failure to meet its production target covenant for the three months ending April 30, 2016. The Company is in discussions with the lenders regarding this covenant and the actions being taken by the Company to rectify production shortfalls.

As at February 29, 2016 the Company held approximately $48 million in total cash on hand, which combined with currently projected ramp up operating revenue from the Maseve Mine, is estimated to be insufficient to fund the estimated general, exploration and development operations of the Company as well as the debt repayment obligations of the Company for the next 12 months. First production at Maseve occurred in February 2016. Production to date is behind plan due to delays in underground development and other factors as discussed above at “Maseve – Operations Update”. The Company’s engineers and mining personnel are working to rectify these operational issues. The rate of underground development at the Maseve Mine continues to be an important factor with respect to mine ramp up and production rates. Further delays in underground development, stoping rates and planned tonnages may result in further production delays that will negatively impact on working capital requirements until mine operations generate positive cash flow. As development reaches planned mine blocks, increased stoping is scheduled and the successful execution of this stoping will be critical to meeting planned production rates and ramp up. The Company will likely seek to source additional funding for working capital by way of refinancing its existing debt, the issuance of new debt, private or public offerings of equity or the sale of project or property interests. Metal prices and Rand exchange rates may have material effects on the Company and its requirements for further financing.

Any failure by the Company to obtain required financing on acceptable terms could cause the Company to delay development of its material projects or could result in the Company being forced to sell some of its assets on an untimely or unfavourable basis.

Accounts receivable at February 29, 2016 totaled $5.7 million (February 28, 2015 - $4.6 million) being comprised mainly of value added taxes refundable in South Africa. Accounts payable and accrued liabilities at February 29, 2016 totaled $5.0 million (February 28, 2015 - $7.6 million).

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 29, 2016

Apart from net interest earned on cash deposits and other sundry income during the period ended February 29, 2016 of $0.5 million (February 28, 2015 1.9 million), and receivables estimated at $0.8 million for concentrate sales in February 2016, the Company had no other sources of income. The Company’s primary source of capital has been from the issuance of equity and draw downs from the Sprott and Liberty loan Facilities. At February 29, 2016 the Company had cash equivalents on hand of $48 million compared to $81 million at November 30, 2015.

The Company receives lump sum cash advances at various times as laid out in agreed budgets from its partners to cover the costs of its Waterberg project.

The following table discloses the Company’s contractual obligations as at February 29, 2016:

(In thousands of dollars)

	< 1	1 – 3	4 – 5	> 5	Total
	Year	Years	Years	Years

Lease obligations	$332	$1,111	$158	$-	$1,601
ESKOM – power	2,993	-	-	-	2,993
Magalies water	3,274	-	-	-	3,274
Tailings & Surface Infrastructure	6,798	-	-	-	6,798
Mining equipment	3,355	-	-	-	3,355
Mining Development	6,721	-	-	-	6,721
Mining Indirect and Other	5,500	-	-	-	5,500
Sprott Loan Facility	10,415	34,775	-	-	45,190
Liberty Loan Facility	-	18,780	40,472	-	59,252
Totals	$39,388	$54,666	$40,630	$-	$134,684

The above contracts are subject to the following estimated break fees in the event of cancellation at February 29, 2016:

(In thousands of dollars)

Concentrator, Tailings and surface infrastructure	$5,665
Mining Development	6,721
Magalies water	3,274
ESKOM	2,993
Mining equipment	2,609
Other	5,500
$26,762

G)	Outstanding Share Data

The Company has an unlimited number of common shares authorized for issuance without par value. On January 26, 2016 the Company announced that effective January 28, 2016 its common shares would be consolidated on the basis of one new share for ten existing shares. At February 29, 2016, there were 77,591,470 common shares outstanding, 3,451,925 incentive stock options outstanding at exercise prices of $2.00 to $20.50. At April 12, 2016, there were 77,591,470 common shares outstanding and 3,384,425 incentive stock options outstanding. During the period ended February 29, 2016, the Company made no changes to the exercise price of outstanding options through cancellation and re-grant. Outstanding options were exchanged on January 26, 2016 to conform with the Company’s announced consolidation of its common shares and options on the basis of one new option for ten old options (1:10).

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 29, 2016

4.	OUTLOOK

The Company’s key business objectives for calendar 2016 will be to continue with underground development and production ramp up at the Maseve Mine and to advance the Waterberg Project. Development at the Maseve Mine will continue to utilize a majority of the Company’s cash on hand until production increases and positive cash flow is achieved. Commissioning of the mill is complete and initial production of concentrate began in February, 2016 with first concentrate deliveries to the Amplats Waterval Smelter also taking place in February, 2016.

Lower metal prices, delays in production ramp up or a stronger South African Rand could all result in requirements for further financing. Development work in blocks 12, 11, 10 and 9 in the north mine and block 16 in the south mine are critical to the underground mining plans and ramp up profile of production for the Maseve Mine. The Company commenced production largely with low grade stockpile material to hot commission and balance the mill and flotation circuits. Milling in March of 2016 continued primarily with low grade stockpile material. The volume of stoping material at improved grades in accordance with the mine plan must increase to meet the production ramp-up rates and production covenants according to the Sprott Facility and LMM Loan Facility. The Company’s plan and the areas currently developed in or near the MR meet the set ramp up profile. Planned production in 2016 is scheduled at approximately 116,000 ounces with a turn to cash flow positive in calendar 2016. Underground development and mining rates are currently behind schedule to achieve this target.

The Company plans to continue work on the Waterberg Project with its joint venture partners. Twelve Drill rigs were mobilized to the Waterberg site in January 2016 for an expanded drill program which was completed before March 31, 2016, with a further two holes later approved for deep drilling on the T zone and which are currently in progress. This drilling will be followed shortly by an updated resource calculation, which will be incorporated into the pre-feasibility study already in progress. The scope of the prefeasibility study now includes portions of the Waterberg Extension Project, due to the 2nd Amendment to the JOGMEC Agreement. Funding for drilling and engineering at Waterberg is in place from JOGMEC, allowing the project to advance and grow without a significant draw on the Company’s working capital.

An important objective for the Company over the next 3 to 6 months is to determine the section of the Waterberg deposit with the greatest grade thickness nearest to surface. The deposit remains open and analysis continues at present in advance of additional step out drilling. The pre-feasibility study is planned to be complete in mid-calendar 2016.

As well as the discussions within this MD&A, the reader is encouraged to also see the Company’s disclosure made under the heading “Risk Factors” in the AIF.

5.	CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as income and expenses. The Company’s accounting policies are described in note 2 of the Company’s audited annual consolidated financial statements for the year ended August 31, 2015.

Review of asset carrying values and impairment

In accordance with the Company’s accounting policy, each asset or cash generating unit is evaluated every reporting period to determine whether there are any indications of impairment. If any such indication exists, a formal estimate of recoverable amount is performed and an impairment loss is recognised to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or cash generating group of assets is measured at the higher of fair value less costs to sell and value in use.

The determination of fair value less costs to sell and value in use requires management to make estimates and assumptions about expected production, commodity prices, reserves, operating costs, closure and rehabilitation costs and future capital expenditures. The estimates and assumptions are subject to risk and uncertainty; hence there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in the income statement.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 29, 2016

Asset Retirement Obligations

The amounts recorded for asset retirement costs are based on estimates included in closure and remediation plans. These estimates are based on engineering studies of the work that is required by environmental laws. These estimates include an assumption on the rate at which costs may inflate in future periods. Actual costs and the timing of expenditures could differ from these estimates.

Deferred tax assets, liabilities and resource taxes

The determination of the Company’s future tax liabilities and assets involves significant management estimation and judgment involving a number of assumptions. In determining these amounts the Company interprets tax legislation in a variety of jurisdictions and make estimates of the expected timing of the reversal of future tax assets and liabilities. The Company also makes estimates of the Company’s future earnings which affect the extent to which potential future tax benefits may be used. The Company is subject to assessment by various taxation authorities, which may interpret tax legislation in a manner different from the Company’s view. These differences may affect the final amount or the timing of the payment of taxes. When such differences arise the Company makes provision for such items based on the Company’s best estimate of the final outcome of these matters.

Determination of ore reserve and mineral resource estimates

The Company estimates its ore reserves and mineral resources based on information compiled by Qualified Persons as defined by NI 43-101. Reserves determined in this way are used in the calculation of depreciation, amortization and impairment charges, and for forecasting the timing of the payment of close down and restoration costs. In assessing the life of a mine for accounting purposes, mineral resources are only taken into account where there is a high degree of confidence of economic extraction. There are numerous uncertainties inherent in estimating ore reserves, and assumptions that are valid at the time of estimation and they may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in reserves being restated. Such changes in reserves could impact on depreciation and amortization rates, asset carrying values and provisions for close down and restoration costs.

6.	DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to both SEC and Canadian Securities Administrators requirements are recorded, processed, summarized and reported in the manner specified by the relevant securities laws applicable to the Company. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the applicable securities legislation is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Controls over Financial Reporting

No change in the Company’s internal control over financial reporting occurred during the period ended February 29, 2016 that has, or is reasonably likely to, materially affect the Company’s internal control over financial reporting.

7.	OTHER INFORMATION

Additional information relating to the Company for the period ending February 29, 2016 may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Readers are encouraged to review the Company’s audited annual consolidated financial statements for the year ended August 31, 2015 together with the notes thereto as well as the Company’s 2015 Annual Information Form.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 29, 2016

8.	LIST OF DIRECTORS AND OFFICERS

a) Directors:		b) Officers:

R. Michael Jones	Barry W. Smee	R. Michael Jones (CEO)
Frank R. Hallam	Timothy Marlow	Frank R. Hallam (CFO & Corporate Secretary)
Iain McLean	Diana Walters	Peter C. Busse (COO)
Eric Carlson		Kris Begic (VP, Corporate Development)